-----------------------------------------------------------------------
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                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549
                        -----------------------


                               FORM 11-K

           (Mark One)
            X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           ---
               SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
                For the fiscal year ended June 30, 1996
                                  OR
           --- TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         For the transition period from --------- to ---------

                     Commission file number 1-9759


           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            INVESTMENT PLAN FOR NON-UNION HOURLY EMPLOYEES
                        OF IMC-AGRICO MP, INC.


           B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            IMC GLOBAL INC.
                 2100 Sanders Road, Northbrook, Illinois  60062
















  -------------------------------------------------------------------
-----------------------------------------------------------------------










                               CONTENTS
                               --------

Report of independent auditors


Financial statements
--------------------
Statements of assets available for benefits, with fund information Statements of changes in assets available for benefits, with fund information
Notes to financial statements


Supplemental schedules                                   Schedule
----------------------                                   --------
Item 27a - Schedule of assets held for investment purposes  1
Item 27d - Schedule of reportable transactions              2








                    REPORT OF INDEPENDENT AUDITORS




Plan Administrator
Investment Plan for Non-Union Hourly Employees of
  IMC Agrico MP, Inc.

We have audited the accompanying statements of assets available for benefits of the Investment Plan for Non-Union Hourly Employees of IMC-Agrico MP, Inc. as of June 30, 1996 and 1995, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at June 30, 1996 and 1995, and the changes in its assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of June 30, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        ERNST & YOUNG LLP


October 23, 1996


                 INVESTMENT PLAN FOR NON-UNION HOURLY EMPLOYEES
                             OF IMC-AGRICO MP, INC.
                 ----------------------------------------------
        STATEMENT OF ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
        -----------------------------------------------------------------
                                  June 30, 1996
                                  -------------
                                                                 Fund
Information
                                   ---------------------------------------------
-----------------------------------------------
                                                          Company      Fixed
Money
                                   Equity      Bond        Stock       Income
Market    Balanced    Growth      Loan
                      Total         Fund       Fund         Fund        Fund
Fund       Fund       Fund       Fund
                   -------------------------------------------------------------
------------------------------------------------
ASSETS
-------------------
Investments, at fair value:
  Master trust funds -
    IMC-Agrico Stock
     Fund        $     143,319                             $143,319
    IMC-Agrico Fixed
     Income Fund     9,972,127                                        $9,972,127
    IMC-Agrico Bond
     Fund            2,012,393                $2,012,393

  Mutual funds -
    Fidelity Equity-
     Income Fund,
     Inc.            7,760,254   $7,760,254
    Vanguard Money
     Market Reserves,
     Inc. - Prime
     Portfolio         366,862
$366,862
    Vanguard Wellington
     Fund, Inc.        484,408
$484,408
    Fidelity Magellan
     Fund, Inc.        878,365
$878,365
  Loans to
   participants      2,568,087
$2,568,087
                   -----------   ----------   ----------   --------   ----------
-   --------   --------   --------   ----------
   Total
    investments     24,185,815    7,760,254    2,012,359    143,319
9,972,127    366,862    484,408   878,365     2,568,087

Receivables:
  Participant contri-
   butions              57,874       20,878        4,639      2,323
18,355      1,208      3,066     7,405
  Employer contri-
   butions             865,985      301,827       73,513     32,374
299,891     19,988     41,721    96,671
  Accrued interest
   and dividends         1,513
1,513
                   -----------   ----------   ----------   --------   ----------
-   --------   --------   --------   ----------
   Total receivables   925,372      322,705       78,152     34,697
318,246     22,709     44,787   104,076
                   -----------   ----------   ----------   --------   ----------
-   --------   --------   --------   ----------


Assets available
 for benefits      $25,111,187   $8,082,959   $2,090,545   $178,016
$10,290,373   $389,571   $529,195   $982,441   $2,568,087
                   ===========   ==========   ==========   ========
===========   ========   ========   ========   ==========






                       (See Notes to Financial Statements)

                 INVESTMENT PLAN FOR NON-UNION HOURLY EMPLOYEES
                             OF IMC-AGRICO MP, INC.
         ---------------------------------------------------------------
        STATEMENT OF ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
        ----------------------------------------------------------------
                                  June 30, 1995
                                  -------------
                                                            Fund Information
                               -------------------------------------------------
----------------------------
                                                                 Fixed     Money
                                             Equity    Bond      Income
Market                   Balanced            Growth
                                  Total       Fund     Fund       Fund      Fund      Fund     Fund
                               -------------------------------------------------
------------------------------
ASSETS
-------------------------
Investments, at fair value:
 Mutual funds -
  Fidelity Equity-Income Fund, Inc.$ 5,112,192$5,112,192
  Bond Fund of America, Inc.    1,893,995          $1,893,995
  Vanguard Money Market Reserves, Inc. -
    Prime Portfolio               324,965                                $324,965
  Vanguard Wellington Fund, Inc.  173,130                                          $173,130
  Fidelity Magellan Fund, Inc.    357,827                                                    $357,827
 LaSalle National Trust, N.A. Income
   Plus Fund                    6,997,854                     $ 6,997,854
 Loans to participants          2,382,032   455,777   183,816   1,636,167  65,087    14,081    27,104

Investments, at contract value:
 Guaranteed investment contracts -
  CDC Investment Management Corp. 750,000                         750,000
  Commonwealth Life Insurance Company803,597                      803,597
  Hartford Life Insurance Company 781,024                         781,024
                                -----------          ----------            -----
-----                           -----------          --------  --------    -----
---
   Total investments           19,576,616 5,567,969 2,077,811  10,968,642 390,052   187,211   384,931

Receivables:
 Employer contributions         1,088,060   375,817   117,796     435,418  32,572    30,743    95,714
 Accrued interest and dividends    35,502                          35,502
                                -----------          ----------            -----
-----                           -----------          --------  --------    -----
---
   Total receivables            1,123,562   375,817   117,796     470,920  32,572    30,743    95,714

Cash                                       (18,638)    13,473       9,274(42,782)   (7,500)     2,079    6,818
                                -----------          ----------            -----
-----                           -----------          --------  --------    -----
---

Assets available for benefits $20,681,540$5,957,260$2,204,881 $11,396,780$415,124  $220,032  $487,463
                                ===========          ==========
==========                      ===========          ========  ========
========

                       (See Notes to Financial Statements)

                 INVESTMENT PLAN FOR NON-UNION HOURLY EMPLOYEES
                             OF IMC-AGRICO MP, INC.
                  ---------------------------------------------
  STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
  ----------------------------------------------------------------------------
                        For the Year Ended June 30, 1996
                         -------------------------------
                                                        Fund Information
                                   ---------------------------------------------
---------------------------------------------
                                                            Company      Fixed
Money
                                   Equity         Bond       Stock       Income
Market   Balanced     Growth     Loan
                       Total        Fund          Fund        Fund        Fund
Fund      Fund        Fund      Fund
                       ---------------------------------------------------------
---------------------------------------------
Investment income:
  Interest and
   dividends       $   716,870   $  169,776   $   78,915   $    185   $
310,968   $ 18,644  $ 12,433    $125,949
  Net appreciation
   (depreciation) in
   fair value of
   investments       1,397,788    1,257,025       65,695      2,655
(3,951)   86,876     (10,512)
  Income (loss) from
   master trust funds  141,085                   (64,269)     2,486
202,868
  Loans to
   participants -
   interest            173,465       14,994        5,755         27
52,388      2,020        454        684       97,143
                   -----------   ----------   ----------   --------   ----------
-   --------   --------   --------   ----------
   Total investment
 income              2,429,208    1,441,795       89,096      5,353
566,224     16,713     99,763    116,121       97,143

Contributions:
  Participants       1,501,743      523,884      135,044     54,475
512,457     32,488     61,006    182,389
  Employer           1,087,541      373,172       93,928     39,027
389,118     25,458     49,182    117,656
                   -----------   ----------   ----------   --------   ----------
-   --------   --------   --------   ----------
   Total contribu-
    tions            2,589,284      897,056      228,972     93,502
901,575     57,946    110,188    300,045

Transfers from
 other plans            58,274          799          760     22,769
22,799        307                             10,840

Cash distributed
 to withdrawing
 participants         (647,119)    (111,401)     (45,705)    (1,484)
(428,092)    (2,340)      (975)   (18,682)     (38,440)

Transfers of
 investment direction              (102,550)    (384,459)    57,876
(2,168,913)   (98,179)   100,187     97,494    2,498,544
                   -----------   ----------   ----------   --------   ----------
-   --------   --------   --------   ----------

Net increase
 (decrease) in
 assets available
 for benefits        4,429,647    2,125,699     (114,336)   178,016
(1,106,407)   (25,553)   309,163    494,978    2,568,087

Assets available
 for benefits -
 beginning of year  20,681,540    5,957,260    2,204,881
11,396,780    415,124    220,032    487,463
                   -----------   ----------   ----------   --------   ----------
-   --------   --------   --------   ----------

Assets available
 for benefits -
 end of year       $25,111,187   $8,082,959   $2,090,545   $178,016
$10,290,373   $389,571   $529,195   $982,441   $2,568,087
                   ===========   ==========   ==========   ========
===========   ========   ========   ========   ==========

                       (See Notes to Financial Statements)

                 INVESTMENT PLAN FOR NON-UNION HOURLY EMPLOYEES
                             OF IMC-AGRICO MP, INC.
   ---------------------------------------------------------------------------
  STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
  ----------------------------------------------------------------------------
                        For the Year Ended June 30, 1995
                        --------------------------------
                                                             Fund Information
                              --------------------------------------------------
-------------------------------
                                                                 Fixed
Money
                                            Equity     Bond      Income
Market               Balanced               Growth
                                 Total       Fund      Fund       Fund
Fund                          Fund          Fund
                              --------------------------------------------------
--------------------------------
Investment income:
 Interest and dividends      $   861,009 $  144,690$  149,749$   545,785  $ 15,668  $  3,464  $  1,653
 Net appreciation  in fair value
   of investments                728,843    608,830    39,458                         16,001    64,554
 Loans to participants - interest170,270     28,213    13,026    122,625     4,260       858     1,288
                              ----------- ----------           ----------  -----
------                        ---------   --------  --------
  Total investment income      1,760,122    781,733   202,233    668,410    19,928    20,323    67,495

Contributions:
 Participants                  1,474,460    518,082   181,004    551,847    43,920    49,353   130,254
 Employer                      1,301,138    447,681   144,727    517,552    41,751    37,350   112,077
                              ----------- ----------           ----------  -----
------                        ---------   --------  --------
  Total contributions          2,775,598    965,763   325,731  1,069,399    85,671    86,703   242,331

Transfers from other plans        41,535     20,768                                   20,767

Cash distributed to withdrawing
 participants                  (825,834)  (214,202)  (87,947)  (487,406)  (16,694)   (1,149)  (18,436)

Transfers of investment
 direction                                 (66,109) (309,822)     66,538    19,932    93,388   196,073
                              ----------- ----------           ----------  -----
------                        ---------   --------  --------

Net increase in assets
 available for benefits        3,751,421  1,487,953   130,195  1,316,941   108,837   220,033   487,463

Assets available for benefits -
 beginning of year            16,930,119  4,469,307 2,074,686 10,079,839   306,287
                              ----------- ----------           ----------  -----
------                        ---------   --------  --------

Assets available for benefits -
 end of year                 $20,681,540 $5,957,260$2,204,881$11,396,780  $415,124  $220,032  $487,463
                              =========== ==========           ==========
===========                   ========    ========  ========


                       (See Notes to Financial Statements)

            INVESTMENT PLAN FOR NON-UNION HOURLY EMPLOYEES
                        OF IMC-AGRICO MP, INC.
           ------------------------------------------------
                     NOTES TO FINANCIAL STATEMENTS
                     -----------------------------

1.  Description of the Plan
    -----------------------
  The following description of the Investment Plan for Non-Union Hourly Employees of IMC-Agrico MP, Inc. (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
-------
  The Plan is a defined contribution plan established on July 1, 1993. Non-union hourly employees of IMC-Agrico MP, Inc. (the Company), managing partner of IMC-Agrico Company and jointly owned by IMC Global Operations Inc. and Freeport-McMoRan Resource Partners, Limited Partnership, are eligible to participate in the Plan upon completion of one year of service. Effective September 1, 1996, participation is immediate. While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time.

Contributions
-------------

  The Plan is funded by contributions from participants in the form of payroll deductions/salary reductions of up to 15 percent of participants' base monthly salaries. A participant may change the amount of payroll deduction/salary reduction twice a year, as of July 1 or January 1, upon giving the required notice. The Plan provides a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Internal Revenue Code (the IRC). Salary reduction contributions, elected by certain participants, may be reduced (or refunded) to comply with certain non-discrimination requirements of
Section 401(k) or the limitations of Section 415 of the IRC. In addition, salary reduction contributions cannot exceed $9,500 in calendar year 1996 ($9,240 in calendar year 1995). The limitation on salary reduction contributions can be adjusted or recharacterized as after-tax contributions not to exceed the lesser of the 15 percent or $9,500 ($9,240 in 1995) limits described above each July 1 and January 1 by the Employee Benefits Committee. In addition, the Plan also is funded by employer contributions, as determined by the Company's Board of Directors, of not less than 20 percent of a participant's eligible contributions, which are contributions that do not exceed 6 percent of a participant's base monthly salary. IMC-Agrico MP, Inc. may make additional contributions each year as determined by its Board of Directors. Employer contributions are subject to certain limitations imposed by Section 415 of the IRC. Total employer contributions were equal to 100 percent of participants' eligible contributions for the year ended June 30, 1996 (125 percent for the year ended June 30, 1995). Under certain circumstances, participants may rollover their vested benefits from other plans to the Plan.

Participant Accounts
--------------------
  Separate accounts are maintained for each participant. Each participant's account is adjusted for participant and employer contributions, withdrawals, and fees, if any, interest, dividends and net realized and unrealized gains or losses.

Administrative Expenses
-----------------------
  Certain administrative expenses of the Plan are borne by the Company.

Investment Programs
-------------------
  Since January 1, 1996, the Plan's investments are administered by Marshall & Ilsley Trust Company under a trust agreement dated January 1, 1996. Prior to that time the trustee was The Northern Trust
Company.  Investment programs available to participants are as follows:

   Equity Fund - Investments are made in shares of the Fidelity Equity-Income Fund, Inc., a mutual fund which invests at least 65 percent of its assets in income producing equity securities. The balance of the portfolio is invested in all types of domestic and foreign instruments, including bonds.

   Bond Fund - Investments are made in shares of the Bond Fund of America, Inc., a mutual fund which invests substantially all of the assets of the fund in marketable corporate debt securities, U.S. Government securities, mortgage related securities, other asset backed securities and cash or money market instruments. Since January 1, 1996, these investments are made through a pooled fund, IMC-Agrico Bond Fund, shared only by IMC-Agrico MP Inc. 401(k) plans.

   Company Stock Fund - Investments are made solely in the common stock of IMC Global Inc.

   Fixed Income Fund - Since January 1, 1996, investments are made in shares of IMC-Agrico Fixed Income Fund, a pooled fund shared only by other IMC-Agrico MP, Inc. 401(k) plans. Prior to that time, investments of the Fixed Income Fund were managed by LaSalle Street Capital Management, Ltd. Investments are made in guaranteed investment contracts (GICs) and, prior to January 1, 1996, in the LaSalle National Trust, N.A. Income Plus Fund. The 1995 holdings are described below.


   a. A GIC with CDC Investment Management Corp. with a guaranteed interest rate of 7.5 percent through June 30, 2000.

   b. A GIC with Commonwealth Life Insurance Company with a guaranteed interest rate of 7.27 percent through July 6, 1998.

   c. A GIC with Hartford Life Insurance Company with a guaranteed interest rate of 8.01 percent through December 19, 1997.

   d. The LaSalle National Trust, N.A. Income Plus Fund, a pooled fund which invests in investment contracts, U.S. Government money market investments and alternative contracts backed by U.S. Government, U.S. Government Agency and other AAA rated fixed income instruments.

   Money Market Fund - Investments are made in shares of the Vanguard Money Market Reserves, Inc. - Prime Portfolio, a mutual fund. The Prime Portfolio invests in high quality money market obligations that mature in 13 months or less and include negotiable certificates of deposit, bankers' acceptances, commercial paper, short-term corporate obligations, short-term Eurodollar and Yankee bank obligations, U.S. Treasury obligations and securities issued or guaranteed by agencies and instrumentalities of the U.S. Government.

   Balanced Fund - Investments are made in shares of the Vanguard
   Wellington Fund, Inc., a mutual fund which invests in a diversified portfolio of 60-70 percent common stocks and 30-40 percent bonds.

   Growth Fund - Investments are made in shares of the Fidelity
   Magellan Fund, Inc. a mutual fund which invests in common stock and securities of domestic, foreign and multinational issuers.

   Loan Fund - Investments are loans made to participants as described below.

  Participants elect their desired investment program upon joining the Plan. Since April 1, 1996, they may elect to change the investment direction of their existing account balances and their future contributions daily. Prior to that time, as of July 1, October 1, January 1 and April 1 of any Plan year, upon giving prescribed notice, participants could elect to transfer the investment direction of their future contributions or their existing account balances in any fund or funds at that date to any other fund, or in 25 percent increments to any combination of funds. Prior to January 1, 1996, participants could not transfer funds between the Fixed Income Fund and the Bond Fund nor between the Fixed Income Fund and the Money Market Fund. The Balanced Fund and Growth Fund investment programs were introduced to the Plan effective July 1, 1994. The Company Stock Fund investment program was introduced to the Plan effective July 1,1995. Loans were transferred to the Loan Fund effective January 1, 1996.

Vesting
-------
  All Plan participants are immediately and nonforfeitably vested in their plan accounts.

Withdrawals
-----------
  Participants may withdraw their interest in the Plan upon termination of employment. Subject to certain requirements and limitations, participants may withdraw funds. Most withdrawals made by participants, including hardship withdrawals from their Salary
Reduction Accounts, will result in suspension of Plan participation for at least one year.

  Except as noted below, participants will receive distribution of their interest in the Plan in a lump sum payment.

Deferred Distributions
----------------------
  Participants who terminate their employment and are eligible for early or normal retirement under any Company pension plan will be permitted to elect, at any time prior to retirement, to defer receipt of their Plan distributions until no later than their 70th birthday. Participants electing deferral must: (1) elect to receive their distributions in: (a) a lump sum on the date of distribution, or (b) in equal annual installments not to exceed ten, and (2) make an election for the method of distribution in the event of their death prior to total distribution.

  Participants who terminate their employment prior to eligibility for early or normal retirement and whose Plan accounts exceed $3,500 must consent to distribution of their accounts. Participants may defer receipt of their Plan distribution until no later than their 70th birthday.

Loans to Participants
---------------------
  Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. The amount of any such loan is borrowed from the account of the participant to whom the loan was made and such account does not share in the allocation of income, gains and losses of the investment funds to the extent of the outstanding balance of such loan. Principal repayments, which are over one to five years for general purpose loans and over one to ten years for residential loans, and related interest income are credited to the borrowing participant's account. Loan payments are made by monthly payroll deductions. Each loan bears interest at the prevailing rate for loans of similar risk, date of maturity and date of grant.


2.  Summary of Significant Accounting Policies
    ------------------------------------------
Investment Valuation
--------------------
  All investments are carried at fair value. Fair value for shares of master trust funds, mutual funds and LaSalle National Trust, N.A. Income Plus Fund are carried at fair value which is the net asset value of those shares, as determined by the respective funds. Loans to participants are valued at cost which approximates fair value. Guaranteed investment contracts are carried at contract value.

Investment in Trusts
--------------------
  As of January 1, 1996, investment assets of the Bond Fund, the Company Stock Fund and the Fixed Income Fund were made in shares of IMC-Agrico MP, Inc. pooled funds shared by other IMC-Agrico MP, Inc. 401(k) plans. The Plan was a 48 percent, 10 percent and 44 percent, respectively, participant in the IMC-Agrico Bond Fund, the IMC-Agrico Stock Fund and the IMC-Agrico Fixed Income Fund at June 30, 1996.

  The assets of the pooled funds as of June 30, 1996 were as follows:

                                           IMC-Agrico  IMC-Agrico
                               IMC-Agrico    Company     Fixed
                               Bond Fund   Stock Fund  Income Fund
                               ---------   ----------  -----------

Bond Fund of America           $4,149,732
IMC Global Inc. common stock               $1,367,819
LaSalle National Trust,
 N.A. Income Plus Fund                                 $16,082,874
Guaranteed Investment Contracts -
 Commonwealth Life Insurance
 Company, due 1998                                       1,694,222
 Hartford Life Insurance Co.,
  due 1997                                               1,655,066
 CDC Investment Management Corp.,
   due 2000                                              1,527,216
 Rabobank Alternative                                    1,188,626
Marshall Money Market Fund         67,253      27,938      150,359
Pending transaction                            29,212
Accrued interest and dividends        326         147      176,094
                               ----------  ----------  ----------
Net assets of pooled funds     $4,217,311  $1,425,116  $22,474,457
                               ==========  ==========  ===========

Changes in the pooled balances from January 1 through June 31, 1996 are summarized as follows:

                                           IMC-Agrico  IMC-Agrico
                               IMC-Agrico    Company     Fixed
                               Bond Fund   Stock Fund  Income Fund
                               ---------   ----------  -----------
Additions:
 Interest and dividend
 income                        $   78,275  $    3,291  $   469,583
 Net depreciation in fair
  value of investments          (299,333)    (39,851)      (3,022)
 Contributions and transfers
 from other plans                 243,704     380,265    1,045,316
                               ----------  ----------  ----------
                                   22,646     343,705    1,511,877

Deductions:
 Benefits paid                    523,275     275,397    1,881,406
 Investment expenses                                        18,636
                               ----------  ----------  ----------
                                  523,275     275,397    1,900,042
                               ----------  ----------  ----------
Net increase (decrease)
 in assets                      (500,629)      68,308    (388,165)
Assets transferred at
 January 1, 1996                4,717,940   1,356,808   22,862,622
                               ----------  ----------  ----------

Pooled fund assets at
 June 30, 1996                 $4,217,311  $1,425,116  $22,474,457
                               ==========  ==========  ===========


Income Recognition
------------------
  Purchases and sales of securities are accounted for on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest from investments is recorded as earned on an accrual basis.

Contributions
-------------
  Contributions from participants are recorded monthly when due from the Company. Contributions by the Company are made monthly based on the minimum contribution percentage (20 percent) required by the Plan. Any additional contributions by the Company are accrued when approved by its Board of Directors.

Participant Withdrawals
-----------------------
  Withdrawals are recorded when payments are made to participants. There were no unpaid withdrawals at June 30, 1996. Withdrawals requested but not paid are presented in Department of Labor Form 5500 (Annual Return/Report of Employee Benefit Plan) as liabilities.


  The following schedule reconciles the net assets available for benefits per the Form 5500 to the financial statements:
                                                        Company      Fixed
Money
                                  Equity       Bond      Stock       Income
Market   Balanced   Growth      Loan
                      Total        Fund        Fund       Fund        Fund
Fund     Fund      Fund       Fund
                   -------------------------------------------------------------------------------------------------
Year Ended June 30, 1996
------------------------
Net assets available
 for benefits per
 Form 5500         $25,163,681  $8,083,558  $2,090,405  $ 178,016  $10,341,588  $389,571  $529,195  $982,441  $2,568,087
Amounts allocated to
 withdrawing
 participants -
 June 30, 1995         (51,814)       (599)                            (51,215)
                   -----------  ----------  ----------  ----------  -----------
--------  --------  --------  ----------
Net assets available
 for benefits per
 the financial
 statements        $25,111,187  $8,082,959  $2,090,405  $ 178,016  $10,290,373  $389,571  $529,195  $982,441  $2,568,087
                   ===========  ==========  ==========  ==========  ===========
========  ========  ========  ==========

Year Ended June 30, 1995
------------------------
Net assets available
 for benefits per
 Form 5500         $20,629,842  $5,956,661  $2,204,881      -       $11,345,565  $415,240  $220,032  $487,463
Amounts allocated to
 withdrawing
 participants -
  June 30, 1994           (116)                                                      (116)
- June 30, 1995         51,814         599                               51,215
                   -----------  ----------  ----------  ----------  -----------
--------  --------  --------

Net assets available
 for benefits per
 the financial
 statements        $20,681,540  $5,957,260  $2,204,881  $    -      $11,396,780  $415,124  $220,032  $487,463
                   ===========  ==========  ==========  ==========  ===========
========  ========  ========

  The following schedule reconciles the withdrawal amounts for the years ended
June 30, 1996 and 1995 per the Form 5500 to the statement of changes in assets available for benefits:
                                                     Company   Fixed       Money
                                  Equity     Bond     Stock    Income
Market  Balanced  Growth    Loan
                       Total       Fund      Fund      Fund     Fund       Fund
Fund     Fund     Fund
                      -------------------------------------------------------------------------------------
Year Ended June 30, 1996
------------------------
Withdrawals per
 Form 5500            $622,305   $110,802   $45,705   $1,484  $376,877   $ 2,340   $  975   $18,682   $38,440
Withdrawal liabilities
 per Form 5500
 at June 30, 1995       51,814        599                       51,215
                      --------   --------   -------   ------  --------   -------   ------   -------   -------

Withdrawals per statement
 of changes in assets
 available for
 benefits             $674,119   $111,401   $45,705   $1,484  $428,092   $ 2,340   $  975   $18,682   $38,440
                      ========   ========   =======   ======  ========   =======   ======   =======   =======

Year Ended June 30, 1995
------------------------
Withdrawals per
 Form 5500            $877,532   $214,801   $87,947           $538,621   $16,578   $1,149   $18,436
Withdrawal liabilities
 per Form 5500
 at June 30,1994           116                                               116
 at June 30, 1995      (51,814)      (599)                     (51,215)
                      --------   --------   -------   ------  --------   -------   ------   -------

Withdrawals per state-
 ment of changes in
 assets available
 for benefits         $825,834   $214,202   $87,947   $  -    $487,406   $16,694   $1,149    $18,436
                      ========   ========   =======   ======  ========   =======   ======   =======

3.  Net Appreciation (Depreciation) in Fair Value of Investments
    ------------------------------------------------------------
  During 1996 and 1995, net appreciation (depreciation) in fair value of the Plan's investments came from mutual funds and was determined by quoted market price as follows:

                                      1996               1995
                                   ----------        ----------
   Equity Fund                    $1,257,025        $  608,830
   Bond Fund                          65,695            39,458
   Company Stock Fund                  2,655
   Money Market Fund                 (3,951)
   Balanced Fund                      86,876            16,001
   Growth Fund                      (10,512)            64,554
                                  ----------        ----------
   Net appreciation (depreciation)
    in fair value                 $1,397,788        $  728,843
                                  ==========        ==========


4.  Significant Investments
    -----------------------
  Investments that represent 5 percent or more of assets available for benefits at June 30 were as follows:

                                      1996               1995
                                   ----------        ----------
   Master trust funds -
    IMC-Agrico Fixed Fund         $9,972,127
    IMC-Agrico Bond Fund           2,012,393

   Mutual funds -
    Fidelity Equity-Income
     Fund, Inc.                    7,760,254        $5,112,192
    Bond Fund of America, Inc.                       1,893,995

   LaSalle National Trust, N.A.
    Income Plus Fund                                 6,997,854

   Loans to participants           2,568,087         2,382,032


5.  Federal Income Tax Status
    -------------------------
  The Internal Revenue Service ruled May 15, 1995 that the Plan qualified under Section 401(a) of the IRC and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

















                        SUPPLEMENTAL SCHEDULES
                        ----------------------


                                                      Schedule 1



            INVESTMENT PLAN FOR NON-UNION HOURLY EMPLOYEES
                        OF IMC-AGRICO MP, INC.
            -----------------------------------------------
      ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
      ----------------------------------------------------------


                                        June 30, 1996
                          ---------------------------------------
                          Principal
                          amount or
                          number of                      Current
    Description             shares          Cost          value
-----------------------  --------------  ----------    -----------
Mutual funds -
 Fidelity Equity-Income
  Fund, Inc.      192,706 shares          $ 7,618,131  $ 7,760,254
 Vanguard Money Market
  Reserves, Inc. -
  Prime Portfolio 366,862 shares              366,862      366,862
 Vanguard Wellington
  Fund, Inc.       19,230 shares              482,137      484,408
 Fidelity Magellan
  Fund, Inc.       11,743 shares              986,957      878,365

Master trust funds -
 IMC-Agrico Stock Fund3,795 shares            141,032      143,319
 IMC-Agrico Fixed
  Income Fund     981,450 shares            9,816,683    9,972,127
 IMC-Agrico Bond Fund191,111 shares         1,990,828    2,012,393

Loans to participants
 (7% - 10%)                                              2,568,087
                                                       -----------

                                                       $24,185,815
                                                       ===========







                                                      Schedule 2



            INVESTMENT PLAN FOR NON-UNION HOURLY EMPLOYEES
                         OF IMC-AGRICO MP, INC
            ----------------------------------------------
            ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
            ----------------------------------------------
                   FOR THE YEAR ENDED JUNE 30, 1996
                   --------------------------------


                      Purchases               Sales
                   -------------   ---------------------------------
   Description      Number  Cost   Number  Cost   Proceeds    Loss
------------------  ------ ------  ------ ------  --------  --------

Category (iii)
 transactions -
 series of transactions
 in excess of 5 percent
 of plan assets:

Fidelity Equity-
 Income Fund, Inc.   43  $1,158,832  24 $224,374  $236,074 $11,700

LaSalle National
 Trust, N.A.
 Income Plus Fund    32     360,792  16  798,802   798,802     (A)

Marshall Money
 Market Fund (C)     57     575,812  53  575,812   575,812     (A)




NOTES:

(A) Due to the nature of these transactions, there is no gain or loss on disposition.

(B) There were no category (i), (ii) or (iv) reportable transactions during the year ended June 30, 1996.

(C)   Party-in-interest transactions not prohibited by ERISA.



                              SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, I, the undersigned Chairman of the Employee Benefits Committee, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                     Investment Plan for Non-Union Hourly Employees of IMC-Agrico MP, Inc.


                                  BRIAN J. SMITH
                       -------------------------------------------
                                  Brian J.Smith
                       Chairman of the Employee Benefits Committee

Date:  December 19, 1996

  Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Employee Benefits Committee and on the dates indicated.

       Signature              Title                    Date
-----------------------------------------------------------------------

BRIAN J. SMITH
--------------
Brian J. Smith         Executive Vice President    December 19, 1996
                       Chief Financial Officer


B. RUSSELL LOCKRIDGE
--------------------
B. Russell Lockridge   Senior Vice President,      December 19, 1996
                       Human Resources


MARSCHALL I. SMITH
------------------
Marschall I. Smith     Senior Vice President,      December 19, 1996
                       Secretary and General Counsel


ROBERT E. FOWLER, JR.
---------------------
Robert E. Fowler, Jr.  President and               December 19, 1996
                       Chief Operating Officer